SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

JACK IN THE BOX INC.
(Name of Subject Company (Issuer))
JACK IN THE BOX INC. (Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $.01 par value
(Title of Class of Securities)
466367109
(CUSIP Number of Class of Securities)
LAWRENCE E. SCHAUF, Esq.
Executive Vice President and Secretary
9330 Balboa Avenue
San Diego, California 92123-1516
(Name and address of agent for service)
(858) 571-2121
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
JAMES J. MOLONEY, Esq.
Gibson, Dunn & Crutcher LLP
4 Park Plaza, Suite 1400
Irvine, California 92614
(949) 451-3800

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$335,500,000	$35,898.50

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of 5,500,000 shares of common stock, $.01 par value, at the maximum tender offer price of $61.00 per share.

**	$107.00 per million dollars of transaction value, in accordance with Rule 0-11(b) and Fee Rate Advisory No. 3 for fiscal year 2007.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Filing Party: N/A Form or Registration No.: N/A Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d–1.
☑ issuer tender offer subject to Rule 13e–4.
☐ going-private transaction subject to Rule 13e–3.
☐ amendment to Schedule 13D under Rule 13d–2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

SCHEDULE TO
     This Tender Offer Statement on Schedule TO relates to the offer by Jack in the Box Inc., a Delaware corporation (“Jack in the Box” or the “Company”), to purchase up to 5,500,000 shares, or such lesser number as are properly tendered and not properly withdrawn, of its common stock, $.01 par value per share (the “Common Stock”), at a price not greater than $55.00 nor less than $61.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest. Jack in the Box’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 21, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.
Item 1.     Summary Term Sheet.
     The information set forth in the section captioned “Summary Term Sheet” in the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(i), is incorporated herein by reference.
Item 2.     Subject Company Information.
     (a) Name and Address: The name of the subject company is Jack in the Box Inc. The information set forth in Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase is incorporated herein by reference.
     (b) Securities: The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.
     (c) Trading Market and Price: The information set forth in the section captioned “Introduction” in the Offer to Purchase is incorporated herein by reference. Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.
Item 3.     Identity and Background of Filing Person.
     (a) Name and Address: The name of the filing person is Jack in the Box Inc. The filing person is the subject company. The information set forth in Section 10 (“Certain Information Concerning Us”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.
Item 4.     Terms of the Transaction.
     (a) Material Terms: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 1 (“Number of Shares; Proration”), Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 6 (“Conditional Tender of Shares”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Funds”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 13 (“Certain United States Federal Income Tax Consequences”), Section 14 (“Extension of the Offer; Termination; Amendment”) and Section 16 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.
     (b) Purchases: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 5.     Past Contacts, Transactions, Negotiations and Agreements.
     (e) Agreements Involving the Subject Company’s Securities: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
Item 6.     Purposes of the Transaction and Plans or Proposals.
     (a) Purposes: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.
     (b) Use of the Securities Acquired: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Tender Offer”) of the Offer to Purchase is incorporated herein by reference.
     (c) Plans: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Tender Offer”) of the Offer to Purchase is incorporated herein by reference.
Item 7.     Source and Amount of Funds or Other Consideration.
     (a) Source of Funds: The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.
     (b) Conditions: The information set forth in Section 7 (“Conditions of the Offer”) of the Offer to Purchase is incorporated herein by reference.
     (d) Borrowed Funds: The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.
Item 8.     Interest in Securities of the Subject Company.
     (a) Securities Ownership: The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
     (b) Securities Transactions: The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
Item 9.     Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations: The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.
Item 10.    Financial Statements.
          Not applicable.
Item 11.    Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 10 (“Certain Information Concerning Us”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 12 (“Certain Legal Matters; Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference.

2

     (b) Other Material Information: The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference.
Item 12.    Exhibits.

(a)(1)(i)	Offer to Purchase, dated November 21, 2006.

(a)(1)(ii)	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5)(i)	Press Release, dated November 21, 2006.

(a)(5)(ii)	Summary Advertisement, dated November 21, 2006.

(b)(1)	Credit Facilities Commitment Letter dated November 17, 2006 between Jack in the Box Inc., Wachovia Bank, National Association, Wachovia Capital Markets, LLC and Morgan Stanley Senior Funding, Inc.

Item 13.    Information Required by Schedule 13E-3.
          Not applicable.

3

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

JACK IN THE BOX INC.
/s/ JERRY P. REBEL
Jerry P. Rebel
Executive Vice President and Chief Financial Officer

Date: November 21, 2006

Index to Exhibits

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated November 21, 2006.

(a)(1)(ii)	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5)(i)	Press Release, dated November 21, 2006.

(a)(5)(ii)	Form of Summary Advertisement, dated November 21, 2006.

(b)(1)	Credit Facilities Commitment Letter dated November 17, 2006 between Jack in the Box Inc., Wachovia Bank, National Association, Wachovia Capital Markets, LLC and Morgan Stanley Senior Funding, Inc.